Exhibit 99.2

THERAPIX BIOSCIENCES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Amitay Weiss, the Company’s Chief Executive Officer, and Mr. Oz Adler, the Company’s Chief Financial Officer, each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Therapix Biosciences Ltd. (the “Company”) which the undersigned is entitled to vote at the Special General Meeting of Shareholders (the “Meeting”) to be held at Meitar Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan 5250608, Israel, on October 16, 2020, at 8:00 a.m. (Eastern Time) / 3:00 p.m. (Israel time) or depending on developments with respect to the coronavirus (COVID-19) pandemic, we might hold the Meeting virtually on the above date and time instead of in person, and at any adjournments or postponements thereof, upon the following matter, which is more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR the Proposal described in the Proxy Statement. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

THERAPIX BIOSCIENCES LTD.

TO BE HELD ON OCTOBER 16, 2020

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve an increase to the Company’s share capital and to amend the Company’s Amended and Restated Articles of Association accordingly, as detailed in the Proxy Statement, dated September 25, 2020.

☐     FOR     ☐     AGAINST     ☐     ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

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NAME	SIGNATURE	DATE
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Please sign exactly as your name appears on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.